SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

Sussex Bancorp
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

869245100
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Lanidex Plaza, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 869245100

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,433
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 68,433
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,433
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.86%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 869245100

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,350
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 47,350
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.60%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 869245100

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 60,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.76%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 869245100

1	NAME OF REPORTING PERSONS Seidman Investment Partnership III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,683
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 11,683
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,683
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 869245100

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,533
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 33,533
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.42%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 869245100

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,984
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 38,984
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 869245100

1	NAME OF REPORTING PERSONS Chewy Gooey Cookies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 869245100

1	NAME OF REPORTING PERSONS CBPS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,534
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 34,534
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.43%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 869245100
1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 175,917
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 175,917
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,917
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.22%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 869245100

1	NAME OF REPORTING PERSONS JBRC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,683
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 11,683
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,683
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 869245100

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 302,117
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 302,117
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 302,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.81%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1").  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted), as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of the 302,117 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $3,791,613, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 7,929,613 Shares outstanding, which is the total number of Shares outstanding as of March 8, 2018, as reported in the Issuer's 10-K filed with the Securities and Exchange Commission on March 15, 2018.  The increase in the Issuer's outstanding shares resulted from the issuance of 1,860,000 shares to the shareholders of Community Bank of Bergen County, New Jersey pursant to a merger of Community Bank with the Issuer.  Due to the increase in the Issuer's outstanding shares, the Reporting Persons interest in the securities of the Issuer is currently below 5%, and therefore the Reporting Persons are not required to file additional Schedule 13D amendments.

A.	SAL

(a)	As of the close of business on March 15, 2018, SAL beneficially owned 68,433 Shares.

       Percentage: Approximately 0.86%.

(b)	1. Sole power to vote or direct the vote: 68,433

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 68,433

4. Shared power to dispose or direct the disposition: 0

(c)	SAL has not entered into any transactions in the Shares during the past 60 days.

B.	SIP

(a)	As of the close of business on March 15, 2018, SIP beneficially owned 47,350 Shares.

                               Percentage: Approximately 0.60%.

(b)	1. Sole power to vote or direct the vote: 47,350

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 47,350

4. Shared power to dispose or direct the disposition: 0

(c)	SIP has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 869245100

C.	SIPII

(a)	As of the close of business on March 15, 2018, SIPII beneficially owned 60,500 Shares.

Percentage: Approximately 0.76%.

(b)	1. Sole power to vote or direct the vote: 60,500

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 60,500

4. Shared power to dispose or direct the disposition: 0

(c)	SIPII has not entered into any transactions in the Shares during the past 60 days.

D.	SIPIII

(a)	As of the close of business on March 15, 2018, SIPIII beneficially owned 11,683 Shares.

Percentage: Approximately 0.15%.

(b)	1. Sole power to vote or direct the vote: 11,683

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 11,683

4. Shared power to dispose or direct the disposition: 0

(c)	SIPIII has not entered into any transactions in the Shares during the past 60 days.

E.	LSBK

(a)	As of the close of business on March 15, 2018, LSBK beneficially owned 33,533 Shares.

Percentage: Approximately 0.42%.

(b)	1. Sole power to vote or direct the vote: 33,533

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 33,533

4. Shared power to dispose or direct the disposition: 0

(c)	LSBK has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 869245100

F.	Broad Park

(a)	As of the close of business on March 15, 2018, Broad Park beneficially owned 38,984 Shares.

Percentage: Approximately 0.49%.

(b)	1. Sole power to vote or direct the vote: 38,984

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 38,984

4. Shared power to dispose or direct the disposition: 0

(c)	Broad Park has not entered into any transactions in the Shares during the past 60 days.

G.	Chewy

(a)	As of the close of business on March 15, 2018, Chewy beneficially owned 7,100 Shares.

Percentage: Approximately 0.09%.

(b)	1. Sole power to vote or direct the vote: 7,100

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 7,100

4. Shared power to dispose or direct the disposition: 0

(c)	Chewy Gooey has not entered into any transactions in the Shares during the past 60 days.

H.	CBPS

(a)	As of the close of business on March 15, 2018, CBPS beneficially owned 34,534 Shares.

Percentage: Approximately 0.43%.

(b)	1. Sole power to vote or direct the vote: 34,534

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 34,534

4. Shared power to dispose or direct the disposition: 0

(c)	CBPS has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 869245100

I.	Veteri

(a)
Veteri, (i) as the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 47,350 Shares owned by SIP and the 60,500 Shares owned by SIPII, and (ii) as the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 33,533 Shares owned by LSBK and the 34,534 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 175,917 Shares.

Percentage: Approximately 2.22%.

(b)	1. Sole power to vote or direct the vote: 175,917

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 175,917

4. Shared power to dispose or direct the disposition: 0

(c)	Veteri has not entered into any transactions in the Shares during the past 60 days. There have not been any transactions in the Shares during the past 60 days on behalf of SIP, SIPII, LSBK and CBPS.

J.	JBRC

(a)	JBRC, as the co-general partner of SIPIII, may be deemed the beneficial owner of the 11,683 Shares owned by SIPIII.

Percentage: Approximately 0.15%.

(b)	1. Sole power to vote or direct the vote: 11,683

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 11,683

4. Shared power to dispose or direct the disposition: 0

(c)	JBRC has not entered into any transactions in the Shares during the past 60 days. There have not been any transactions in the Shares during the past 60 days on behalf of SIPIII.

CUSIP No. 869245100

K.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 68,433 Shares owned by SAL, (ii) as the sole officer of Veteri, the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 47,350 Shares owned by SIP and the 60,500 Shares owned by SIPII, (iii) as the managing member of JBRC I, LLC, the co-general partner of SIPIII, may be deemed the beneficial owner of the 11,683 Shares owned by SIPIII, (iv) as the sole officer of Veteri, the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 33,533 Shares owned by LSBK and the 34,534 Shares owned by CBPS, and (v) as the investment manager for each of Broad Park and Chewy, may be deemed the beneficial owner of the 38,984 Shares owned by Broad Park, and the 7,100 Shares owned by Chewy.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 302,117 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 3.81%.

(b)	1. Sole power to vote or direct the vote: 302,117

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 302,117

4. Shared power to dispose or direct the disposition: 0

(c)
Seidman has not entered into any transactions in the Shares during the past 60 days.  There have not been any transactions in the Shares during the past 60 days on behalf of SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, Chewy and CBPS.

        An aggregate of 302,117 Shares, constituting approximately 3.81% of the Shares outstanding, are reported by the
        Reporting Persons in this statement.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

        To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the persons listed on
        Schedule A to the Schedule 13D beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares as of March 15, 2018.

Signature Page to Sussex Bancorp Schedule 13D Amendment No. 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2018	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC, its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN